NO ACT

PE
1-20-12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

[redacted]

12025677

DIVISION OF
CORPORATION FINANCE

Received SEC
MAR 07 2012
Washington, DC 20549

March 7, 2012

Jimmy Yang
Merck
jimmy.yang5@merck.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-7-12

Re: Merck & Co., Inc.
Incoming letter dated January 20, 2012

Dear Mr. Yang:

This is in response to your letter dated January 20, 2012 concerning the shareholder proposal submitted to Merck by Kenneth Steiner. We also have received letters on the proponent's behalf dated January 25, 2012 and February 8, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum ***

March 7, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Merck & Co., Inc.
Incoming letter dated January 20, 2012

The proposal asks the board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend the bylaws and each appropriate governing document to enable one or more holders of not less than one-tenth of the company's voting power (or the lowest percentage of outstanding common stock permitted by state law) to call a special meeting.

We are unable to concur in your view that Merck may exclude the proposal under rules 14a-8(b) and 14a-8(f). In this regard, we note that the proof of ownership statement was provided by a broker that provides proof of ownership statements on behalf of its affiliated DTC participant. Accordingly, we do not believe that Merck may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that Merck may exclude the proposal under rule 14a-8(i)(10). We note that the proposal seeks to allow shareholders to call a special meeting if they own not less than one-tenth of Merck's voting power, whereas, under New Jersey law, Merck is required to hold a special meeting of shareholders if, upon a showing of good cause by holders of not less than 10% of all shares entitled to vote at a meeting, the court orders a special meeting to be called and held. We are unable to conclude that compliance with this requirement substantially implements the proposal. Accordingly, we do not believe that Merck may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Angie Kim
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum ***

February 8, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Merck & Co., Inc. (MRK)
Special Meeting
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the January 20, 2012 company request to avoid this established rule 14a-8 proposal.

The company admits it did not provide a copy of SLB 14F.

The company letter said that Mr. Sterner can confirm whether a particular broker is a DTC participant by checking a website. "TD Ameritrade," is listed on the very website the company referred him to.

And even had the company forwarded SLB 14F to the proponent, there is no SLB 14F text that states that a DTC participant cannot delegate the preparation of a letter to an entity in the same corporate family.

And once Merck promptly received the "TD Ameritrade" letter the company had no question for Mr. Steiner although the company was well aware that this was the first year that SLB 14F was in effect.

The company cites *King Pharmaceuticals, Inc.* (March 17, 2010) but does not discuss whether Tennessee law, which governs King Pharmaceuticals, requires Superior Court action to call a special meeting.

The proposal submitted to Merck clearly does not ask for a dependent right to a special shareholder meeting that hinges upon Superior Court action.

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: Kenneth Steiner
Jimmy Yang <jimmy.yang5@merck.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum ***

January 25, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Merck & Co., Inc. (MRK)
Special Meeting
Kenneth Steiner

Ladies and Gentlemen:

This responds to the January 20, 2012 company request to avoid this established rule 14a-8 proposal.

The company cites *King Pharmaceuticals, Inc.* (March 17, 2010) but does not discuss whether Tennessee law, which governs King Pharmaceuticals, requires Superior Court action to call a special meeting.

The proposal submitted to Merck clearly does not ask for a right to a special shareholder meeting that depends upon Superior Court action.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: Kenneth Steiner
Jimmy Yang <jimmy.yang5@merck.com>

March 17, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: King Pharmaceuticals, Inc.
Incoming letter dated January 22, 2010

The proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of King Pharmaceuticals's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting.

There appears to be some basis for your view that King Pharmaceuticals may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that, under Tennessee law, King Pharmaceuticals must hold a special meeting of shareholders upon the request of holders of 10% of the votes entitled to be cast on any issue proposed to be considered at the special meeting. Accordingly, we will not recommend enforcement action to the Commission if King Pharmaceuticals omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which King Pharmaceuticals relies.

Sincerely,

Julie F. Rizzo
Attorney-Adviser

Lowenstein Sandler
ATTORNEYS AT LAW

January 20, 2012

Merck & Co., Inc.
One Merck Drive
Whitehouse Station, New Jersey 08889-0100

Ladies and Gentlemen:

We have acted as special New Jersey counsel to Merck & Co., Inc., a New Jersey corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by Kenneth Steiner (the "Proponent"), which the Proponent intends to present at the Company's 2012 annual meeting of shareholders. In connection therewith, you have requested our opinion with respect to certain matters under the New Jersey Business Corporation Act (the "BCA") as set forth below.

In connection with the opinion contained in this letter, we have reviewed (i) the Restated Certificate of Incorporation of the Company, as filed with the Department of the Treasury of the State of New Jersey on November 3, 2009, (ii) the by-laws of the Company, effective as of January 1, 2012 (the "By-laws"), and (iii) the Proposal and the supporting statement thereto.

The Proposal

The Proposal requests that the Company's board of directors "take the steps necessary unilaterally to . . . enable one or more shareholders, holding not less than one-tenth* of the voting power of the Corporation, to call a special meeting. *Or the lowest percentage of our outstanding common stock permitted by state law."[1]

Our Opinion

You have asked for our opinion as to whether, under the BCA, holders of ten percent (10%) or more of the outstanding common stock of the Company currently have the right to call a special meeting of the shareholders of the Company.

[1] The full text of the Proposal is as follows: "Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to enable one or more shareholders, holding not less than one-tenth* of the voting power of the Corporation, to call a special meeting. *Or the lowest percentage of our outstanding common stock permitted by state law."

BCA §14A:5-3 provides that:

> "Special meetings of the shareholders may be called by the president or the board, or by such other officers, directors or shareholders as may be provided in the by-laws. Notwithstanding any such provision, upon the application of the holder or holders of not less than 10% of all the shares entitled to vote at a meeting, the Superior Court, in an action in which the court may proceed in a summary manner, for good cause shown, may order a special meeting of the shareholders to be called and held at such time and place, upon such notice and for the transaction of such business as may be designated in such order. At any meeting ordered to be called pursuant to this section, the shareholders present in person or by proxy and having voting powers shall constitute a quorum for the transaction of the business designated in such order."

There is no case law interpreting the above statutory provision in a manner that affects or otherwise vitiates the right of shareholders to request a special meeting in accordance with the plain terms of BCA §14A:5-3.

In addition, while Article I, Section 2 of the Company's By-laws allows holders of record of 25% or more of the stock of the Company entitled to vote at a meeting of shareholders to request the calling of a special meeting of shareholders, holders of not less than 10% of all the shares entitled to vote at a meeting nonetheless have the right to request the calling of a special meeting pursuant to BCA §14A:5-3.

Based on the foregoing, and subject to the limitations and qualifications set forth herein, we are of the opinion that upon the application of the holder or holders of not less than 10% of all the shares entitled to vote at a meeting, the Superior Court of New Jersey, in an action in which the court may proceed in a summary manner, for good cause shown, may order a special meeting of the shareholders to be called and held at such time and place, upon such notice and for the transaction of such business as may be designated in such order.

We express no opinion herein other than as to matters covered by the BCA.

Our opinion is rendered as of the date hereof and we assume no obligation to advise you of changes in law or fact (or the effect thereof on the opinions expressed herein) that hereafter may come to our attention.

You may furnish a copy of this letter to the Securities and Exchange Commission and the Proponent in connection with the matters described herein. Subject to the foregoing, the opinion contained in this letter is rendered solely for your information in connection with the above-referenced matter and may not be delivered or quoted to any other person or relied upon for any other purpose without our prior written consent.

Very truly yours,

Lowenstein Sandler PC

LOWENSTEIN SANDLER PC

Office of Corporate Staff Counsel

Merck
WS 3B-45
One Merck Drive
P.O. Box 100
Whitehouse Station, NJ 08889-0100
T 908 423 1000
F 908 735 1218
merck.com

January 20, 2012

MERCK

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal from Kenneth Steiner

Ladies and Gentlemen:

Merck & Co., Inc., a New Jersey corporation ("Merck" or the "Company"), received a shareholder proposal (the "Proposal") from Kenneth Steiner (the "Proponent"), for inclusion in the proxy materials for the Company's 2012 Annual Meeting of Stockholders (the "Proxy Materials").

In accordance with Staff Legal Bulletin 14D (November 7, 2008), this letter is being transmitted via electronic mail to shareholderproposals@sec.gov. Also, in accordance with Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company is simultaneously sending a copy of this letter and its attachments to the Proponent as notice of its intention to exclude the Proposal and supporting statements from the Proxy Materials and the reasons for the omission. The Company intends to file its definitive Proxy Materials with the Commission on or after April 10, 2012. Accordingly, pursuant to Rule 14a-8(j), this letter is being timely submitted (not less than 80 days in advance of such filing).

SUMMARY

We believe that the Proposal may properly be excluded from our Proxy Materials for the following reasons, each of which in and of itself, should be sufficient:

- Pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to timely provide the requisite proof of continuous stock ownership in response to the Company's request for that information.

- Pursuant to Rule 14a-8(i)(10) because the Company already has substantially implemented the Proposal.

BACKGROUND

On December 13, 2011, the Company received a faxed letter dated November 2, 2011 from the Proponent which included a shareholder proposal for inclusion in the Company's Proxy Materials. The letter also appointed John Chevedden as the Proponent's designee (the "Designee"). A copy of the Proposal and the accompanying letter from the Proponent are attached to this letter as Exhibit 1. On December 14, 2011, the Company received a faxed letter also dated November 2, 2011 with a hand written notation saying "REVISED DECEMBER 14, 2011." The Proponent requests the Company's Proxy Materials include the following proposal:

> Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to enable one or more shareholders, holding not less than one-tenth* of the voting power of the Corporation, to call a special meeting. *Or the lowest percentage of our outstanding common stock permitted by state law.

A copy of the revised Proposal and the accompanying letter from the Proponent are attached to this letter as Exhibit 2. Proponent did not include, with either Proposal, documentary evidence of ownership of Company securities sufficient to satisfy the requirements of Rule 14a-8(b).

On December 19, 2011, within 14 days of receiving the Proposal and after confirming that the Proponent did not appear in the Company's records as a shareholder, the Company sent a letter, along with a copy of Rule 14a-8, to the Proponent and his Designee requesting proof of ownership sufficient to satisfy the requirements of Rule 14a-8(b) (the "Deficiency Notice"). A copy of the Deficiency Notice is attached hereto as Exhibit 3. The Deficiency Notice explained how the Proponent could comply with Rule 14a-8 and requested the Proponent or its Designee to reply within 14 days of receipt of the Company's letter. On December 20, 2011, the Company received by fax a letter from Proponent's broker, TD Ameritrade. A copy of the letter is attached hereto as Exhibit 4.

ANALYSIS

The Proposal May Be Excluded Pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1)

Rule 14a-8(b) requires that a Proponent must continuously have held at least $2,000 in market value, or 1%, of the stock entitled to be voted on the proposal at the meeting for at least one year by the date of the proposal's submission (and must continue to hold those securities through the date of the meeting).

Staff Legal Bulletin No. 14 places the burden of proving these ownership requirements on the Proponent: the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company." The Staff has consistently granted no action relief with respect to the omission of a proposal when a Proponent has failed to supply documentary support regarding the ownership requirements within the prescribed time period after receipt of a notice pursuant to Rule 14a-8(f). *See* Unocal Corporation (avail. February 25, 1997), Motorola., Inc. (avail. September 28, 2001), Actuant Corporation (avail. October 16, 2001), H.J. Heinz Co. (avail. May 23, 2006), Yahoo! Inc. (avail. March 29, 2007), IDACORP, Inc. (avail. March 5, 2008) and Wendy's/Arby's Group, Inc. (March 19, 2009). Staff Legal Bulletin No. 14F ("SLB 14F") has clarified the Staff's position on proof of ownership letters and stated such letters must come from the "record" holder of the Proponent's shares, and that only Depository Trust Company ("DTC") participants are viewed as record holders of securities that are deposited at DTC.

The Proponent did not include verification of his stock ownership with the submission of his Proposal. After the Company reviewed its stock records and confirmed that the Proponent was not a record holder of Company shares, it sent the Deficiency Notice within 14 days of receipt of the Proposal outlining the eligibility requirements of Rule 14a-8(b) and of the required time frame during which the Proponent must provide a response. The Deficiency Notice specifically stated, in accordance with SLB 14F, that unless share ownership could be verified via filings with the Commission, the Proponent would need to submit a written statement from the "record" holder of the securities. Furthermore, the Deficiency Notice stated:

> Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Only DTC participants will be viewed as "record" holders of securities that are deposited at DTC. You or Kenneth Steiner can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the internet at:
>
> http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf
>
> If Kenneth Steiner's broker or bank is not on DTC's participant list you or Kenneth Steiner will need to obtain proof of ownership from the DTC participant through which the securities are held. This information should be available by asking Kenneth Steiner's broker or bank. If the DTC participant knows Kenneth Steiner's broker's or bank's holdings, but not Kenneth Steiner's, the ownership requirement may be satisfied by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year from the date of the proposal – one from the broker or bank confirming Kenneth Steiner's ownership and the other from the DTC participant confirming Kenneth Steiner's broker or bank's ownership;

On December 20, 2011, the Company received a fax from TD Ameritrade (the "Broker Letter"), a copy of which is attached hereto as Exhibit 4. The footer on the Broker Letter states:

> TD Ameritrade, Inc., member FINRA/SIPC/NFA. TD Ameritrade is a trademark jointly owned by TD Ameritrade IP Company, Inc. and The Toronto-Dominion Bank.

None of TD Ameritrade, Inc., TD Ameritrade IP Company, Inc. or The Toronto-Dominion Bank are DTC participants according to the DTC participant list. The Broker Letter indicates that the relevant shares are held with TD Ameritrade Clearing, Inc., which is a DTC participant, however, the letter supplied to the Company to verify Proponent's requisite stock ownership for the requisite period did not come from TD Ameritrade Clearing, Inc. The Deficiency Notice clearly stated that if the Proponent's broker or bank is not a DTC participant, then the requirement could be satisfied by two letters, one from the broker or bank and the other from the DTC participant.

The Staff previously has granted no-action relief in circumstances where the wrong entity provided information intended to satisfy the informational requirements of Rule 14a-8. For example, in *Coca-Cola Company* (February 4, 2008) the SEC granted no-action relief under Rule 14a-8(b) where the entity identified in the proof of ownership from the Proponent was different than the entity that had submitted the proposal – the proposal was submitted by The Great Neck Capital Appreciation LTD Partnership, however the broker's letter related to ownership by The

Great Neck Capital Appreciation Investment Partnership, L.P. Similarly, in *Energen Corp.* (Feb. 22, 2011), the SEC granted no-action relief with respect to a proposal submitted by the Calvert Group on behalf of affiliated funds with similar names, but that were separate entities and where the Calvert Group, but not the funds, provided representations about the funds' plans to hold company shares through the date of the company's annual meeting of stockholders. See also *Chesapeake Energy Corp.* (Apr. 1, 2010) (granting no-action relief under Rule 14a-8 where an investment adviser submitted stockholder proposals on behalf of accounts of affiliated funds).

Similar to the situations addressed by these no-action letters, the documentation that the Proponent has provided to the Company under Rule 14a-8(b) comes from an entity that cannot provide documentation that satisfies the requirements of Rule 14a-8. In each of the letters noted above, the SEC granted no-action relief.

Additionally, SLB 14F states:

> The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

Because the Company's Deficiency Notice described proof of ownership in a manner consistent with SLB 14F and because the Broker Letter was not from a DTC participant, the Company is entitled to exclude the Proposal in reliance on Rule 14a-8(b) and Rule 14a-8(f)(1).

The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(10) because the Company already has substantially implemented the Proposal

Rule 14a-8(i)(10) permits a company to exclude a proposal from its proxy materials if the company "has already substantially implemented the proposal." The Commission has stated that for a proposal to be omitted as moot under this rule it must be "substantially implemented" by a company, not implemented in full or precisely as presented. *See* Exchange Act Release No. 20091 (August 16, 1983). The general policy underlying the "substantially implemented" basis for exclusion is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." *See* Exchange Act Release No. 12598 (July 7, 1976).

The Staff has consistently permitted exclusion of a shareholder proposal when a company has already substantially implemented the essential objective of the proposal even if by means other than those suggested by the shareholder proponent. *See, e.g., Wal-Mart Stores, Inc.* (March 30, 2010) (concurring that a company's adoption of various internal policies and adherence to particular principles substantially implemented a proposal seeking the adoption of principles for national and international action to stop global warming specified in the proposal); *PG&E Corporation* (March 10, 2010) (concurring that a company's practice of disclosing annual charitable contributions in various locations on its website substantially implemented a proposal seeking a semi-annual report on specific information regarding the company's charitable contributions); *Aetna Inc.* (March 27, 2009) (concurring that a report on gender considerations in setting insurance rates substantially implemented a proposal seeking a report on the company's policy responses to public concerns about gender and insurance, despite the proponent's arguments that the report did not fully address all issues addressed in the proposal).

Furthermore, the Staff consistently has concurred in the exclusion of proposals under Rule 14a-8(i)(10) where companies' compliance with legal or regulatory requirements, rather than specific management or board action, addressed the concerns underlying the proposals. *See Johnson & Johnson* (Feb. 17, 2006) (permitting the exclusion of a proposal that required the company to verify employment eligibility of current and future employees and to terminate any employee not authorized to work in the United States on the basis that the company already was required to take such actions under federal law); *AMR Corp. (April 17, 2000)* (permitting the exclusion of a proposal recommending that the company's audit, nominating and compensation committees consist entirely of independent directors on the basis that the company was subject to the independence standards set forth in New York Stock Exchange ("NYSE") listing standards, Section 162(m) of the Internal Revenue Code and Exchange Act Rule 16b-3 for directors serving on such committees); and *Eastman Kodak Co.* (Feb. 1, 1991) (permitting the exclusion of a proposal recommending that the company's board of directors adopt a policy of publishing in the company's annual report the costs of all fines paid by the company for violations of environmental laws based on a representation by the company that it complied with Item 103 of Regulation S-K, which requires similar (albeit not identical) disclosure).

Accordingly, Rule 14a-8(i)(10) permits the exclusion of a proposal when a company has implemented the essential objective of the proposal, even where there the company's actions do not exactly correspond to the actions sought by the proposal.

The Proposal seeks to permit holders of at least 10% (or the lowest percentage of our outstanding common stock permitted by state law) of the voting power of the Company to call a special meeting of shareholders. The Company has substantially implemented the Proposal because under New Jersey law the Company must hold a special meeting of shareholders upon a showing of good cause to the New Jersey Superior Court by holders of at least 10% of the votes entitled to be cast at such meeting. This view of the Company's obligations under New Jersey law is supported by an opinion of Lowenstein Sandler PC, counsel for the Company, a copy of which is attached hereto as Exhibit 5 (the "New Jersey Law Opinion").

As further discussed in the New Jersey Law Opinion, the Company is subject to Section 14A:5-3 of the New Jersey Business Corporation Act (the "Act"), which provides that:

> Special meetings of the shareholders may be called by the president or the board, or by such other officers, directors or shareholders as may be provided in the by-laws. Notwithstanding any such provision, upon the application of the holder or holders of not less than 10% of all the shares entitled to vote at a meeting, the Superior Court, in an action in which the court may proceed in a summary manner, for good cause shown, may order a special meeting of the shareholders to be called and held at such time and place, upon such notice and for the transaction of such business as may be designated in such order. At any meeting ordered to be called pursuant to this section, the shareholders present in person or by proxy and having voting powers shall constitute a quorum for the transaction of the business designated in such order.

The Company's by-laws currently allow for holders of 25% of the Company's stock that is entitled to vote at a meeting to call a special meeting. However, as further discussed in the New Jersey Law Opinion, the Act specifically says "[n]otwithstanding any such provision..." meaning, that despite the company's 25% threshold, the Company is still subject to the 10% threshold as established by Section 14A:5-3 of the Act. The Company's existing compliance with this section of the Act meets the two essential objectives of the Proposal: (1) providing Company shareholders with the ability to call a special meeting and (2) establishing a minimal 10% ownership requirement on Company shareholders or groups of shareholders before they are able to call a special meeting. By virtue of incorporating in New Jersey and application of the Act, the Company has substantially implemented the Proposal. The Staff came to a similar conclusion with a nearly identical fact pattern in *King Pharmaceuticals, Inc.* (March 17, 2010). There, the Staff agreed with the company's argument that the proposal was substantially implemented based on the company's representation that under Tennessee law, the company must hold a special meeting of shareholders upon the request of holders of 10% of the votes entitled to be cast.

Section 14A:5-3 of the Act requires a showing of good cause. This requirement is not part of the Proposal. However, the Staff consistently has agreed that a company need not have implemented a proposal identically for that proposal to be "substantially implemented"; rather, the Staff has granted no-action relief if a company has implemented the essential objectives of the proposal. *See, e.g., General Dynamics Corporation* (Feb. 6, 2009) (permitting the exclusion of a proposal that requested the company's board of directors take all steps necessary to amend the company's bylaws and other governing documents to permit holders of 10% of the company's common stock to call a special meeting because the company approved a bylaw amendment allowing a single shareholder holding 10% or a group of stockholders holding at least 25% of the combined voting power of the company to call a special meeting); and *Eastman Kodak Co.* (Feb. 1, 1991).

For the reasons set forth above, the Company has substantially implemented the Proposal and, therefore, the Proposal may be excluded from the Company's 2012 proxy materials in reliance on Rule 14a-8(i)(10).

CONCLUSION

Accordingly, for the reasons explained above, and without addressing or waiving any other possible grounds for exclusion, the Company requests the Staff to concur in our opinion that the Proposal may be excluded from the Company's Proxy Materials for the reasons set forth herein.

If you have any questions or require any further information, please contact me by phone at 908-423-5744 or my email at jimmy.yang5@merck.com. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position.

Very truly yours,

Jimmy Yang
Legal Director

EXHIBIT 1

Kenneth Steiner

*** FISMA & OMB Memorandum ***

Office of the Secretary

DEC 1 [illegible]

Mr. Richard T. Clark
Chairman of the Board
Merck & Co., Inc. (MRK)
1 Merck Dr
Whitehouse Station NJ 08889
Phone: 908 423-1000

Dear Mr. Clark,

In support of the long-term performance of our company I submit my attached Rule 14a-8 proposal. This proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. The submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum ***

Sincerely,

Kenneth Steiner

11-2-2011
Date

cc: Celia A. Colbert
Corporate Secretary
FX: 908-735-1224
Fax: 908.735.1216
Debra Bollwage <debra_bollwage@merck.com>
Senior Assistant Secretary

[MRK: Rule 14a-8 Proposal, December 13, 2011]
3* – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document that enables one or more shareholders, holding not less than one-tenth* of the voting power of the Corporation, to call a special meeting. *Or the lowest percentage of our outstanding common stock permitted by state law.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law).

Adoption of this proposal should be accomplished in the simplest manner possible. It can possibly be accomplished by adding a few enabling words to "Article I., Section 2. Special Meetings. Special meetings of the stockholders may be held at any location designated by the Board of Directors whenever and as often as the Board of Directors shall call such meetings. Subject to the rights of the holders of any class or series of Preferred Stock then outstanding, such meetings shall be called at any time upon the written request of the holders of record of 25% or more of the stock of the Company entitled to vote at any such meeting."

This proposal topic won 56%-support at our 2009 annual meeting (to enable one-tenth of the voting power of shareholders to call a special meeting). This proposal topic (at one-tenth) also won more than 60% support at CVS, Sprint and Safeway. This proposal does not impact our board's current power to call a special meeting.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to make our company more competitive:

The Corporate Library, an independent investment research firm rated our company "D" with "High Governance Risk" and "Very High Concern" in Executive Pay – $24 million for our former CEO Richard Clark. Mr. Clark's pension was increased by $6 million.

Mr. Clark also received a mega-grant of 672,000 stock options that vested simply after time. In fact, all our Named Executive Officers received time-based restricted stock units and stock options in 2010. Equity pay should have performance-vesting features in order to assure full alignment with shareholder interests. Market-priced stock options can provide our executives with lucrative financial rewards due to a rising market alone, regardless of an executive's performance.

Finally, a significant portion of annual incentive pay was based on the subjective evaluation of our executives. Subjective elements can undermine the effectiveness of an incentive pay plan.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance and make our company more competitive:

Special Shareowner Meetings – Yes on 3.*

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum ***

EXHIBIT 2

Kenneth Steiner

*** FISMA & OMB Memorandum ***

Mr. Richard T. Clark
Chairman of the Board
Merck & Co., Inc. (MRK)
1 Merck Dr
Whitehouse Station NJ 08889
Phone: 908 423-1000

REVISED DECEMBER 14, 2011

Dear Mr. Clark,

In support of the long-term performance of our company I submit my attached Rule 14a-8 proposal. This proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. The submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum ***

Sincerely,

Kenneth Steiner

11-2-2011
Date

cc: Celia A. Colbert
Corporate Secretary
FX: 908-735-1224
Fax: 908.735.1216
Debra Bollwage <debra_bollwage@merck.com>
Senior Assistant Secretary

[MRK: Rule 14a-8 Proposal, December 13, 2011, revised December 14, 2011]

3* – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to enable one or more shareholders, holding not less than one-tenth* of the voting power of the Corporation, to call a special meeting. *Or the lowest percentage of our outstanding common stock permitted by state law.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law).

Adoption of this proposal should be accomplished in the simplest manner possible. It can possibly be accomplished by adding a few enabling words to "Article I., Section 2. Special Meetings. Special meetings of the stockholders may be held at any location designated by the Board of Directors whenever and as often as the Board of Directors shall call such meetings. Subject to the rights of the holders of any class or series of Preferred Stock then outstanding, such meetings shall be called at any time upon the written request of the holders of record of 25% or more of the stock of the Company entitled to vote at any such meeting."

This proposal topic won 56%-support at our 2009 annual meeting (to enable one-tenth of the voting power of shareholders to call a special meeting). This proposal topic (at one-tenth) also won more than 60% support at CVS, Sprint and Safeway. This proposal does not impact our board's current power to call a special meeting.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to make our company more competitive:

The Corporate Library, an independent investment research firm rated our company "D" with "High Governance Risk" and "Very High Concern" in Executive Pay – $24 million for our former CEO Richard Clark. Mr. Clark's pension was increased by $6 million.

Mr. Clark also received a mega-grant of 672,000 stock options that vested simply after time. In fact, all our Named Executive Officers received time-based restricted stock units and stock options in 2010. Equity pay should have performance-vesting features in order to assure full alignment with shareholder interests. Market-priced stock options can provide our executives with lucrative financial rewards due to a rising market alone, regardless of an executive's performance.

Finally, a significant portion of annual incentive pay was based on the subjective evaluation of our executives. Subjective elements can undermine the effectiveness of an incentive pay plan.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance and make our company more competitive:

Special Shareowner Meetings – Yes on 3.*

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum ***

EXHIBIT 3

Office of Corporate Staff Counsel

Merck
WS 3B-45
One Merck Drive
P.O. Box 100
Whitehouse Station, NJ 08889-0100
T 908 423 1000
F 908 735 1218
merck.com

(VIA OVERNIGHT DELIVERY)

December 19, 2011

MERCK

John Chevedden

*** FISMA & OMB Memorandum ***

Dear Mr. Chevedden:

On December 13, 2011, we received a letter from Mr. Kenneth Steiner, submitting a shareholder proposal for inclusion in the proxy materials for the 2012 Annual Meeting of Shareholders. On December 14, 2011, we received a revised letter from Mr. Kenneth Steiner. Both letters appointed you as the designee for the proposal.

Rule 14a-8(b) promulgated under the U.S. Securities Exchange Act of 1934, as amended, requires proponents establish continuous ownership of at least $2,000 in market value, or 1%, of Merck & Co., Inc. ("Merck") securities entitled to be voted on the proposal at Merck's Annual Meeting of Shareholders for at least one year from the date of submission.

A search of company records could not confirm that Kenneth Steiner is a registered holder of Merck securities and Kenneth Steiner's letter did not provide information with respect to this requirement. If Kenneth Steiner wishes to proceed with the proposal, within 14 calendar days of your receipt of this letter, you or Kenneth Steiner must respond in writing and provide us with documentation evidencing Kenneth Steiner's continuous ownership of at least $2,000 in market value of Merck securities for at least one year from the date of submitting the proposal (the first letter) by submitting either:

- a written statement from the "record" holder of the securities (usually a broker or bank), verifying that, at the time the proposal was submitted, Kenneth Steiner continuously held the securities in the requisite amount for at least one year. Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Only DTC participants will be viewed as "record" holders of securities that are deposited at DTC. You or Kenneth Steiner can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the internet at:

  http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf

  If Kenneth Steiner's broker or bank is not on DTC's participant list you or Kenneth Steiner will need to obtain proof of ownership from the DTC participant through which the securities are held. This information should be available by asking Kenneth Steiner's broker or bank. If the DTC participant knows Kenneth Steiner's broker's or bank's holdings, but not Kenneth Steiner's, the ownership requirement may be satisfied by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year from the date of the proposal – one from the broker or bank confirming Kenneth Steiner's ownership and the other from the DTC participant confirming Kenneth Steiner's broker or bank's ownership; or

- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting Kenneth Steiner's ownership of shares as of or before the date on which the one-year eligibility period begins and Kenneth Steiner's written statement that he has continuously held the required number of shares for the one-year period as of the date of the statement.

If the holding requirement cannot be satisfied, in accordance with Rule 14a-8(f), Merck will be entitled to exclude the proposal. In the event it is demonstrated that Kenneth Steiner has met the holding requirement, Merck reserves the right, and may seek to exclude the proposal in accordance with SEC proxy rules.

For your convenience, I have enclosed a copy of SEC Rule 14a-8 in its entirety. If you or Kenneth Steiner should have any questions, you may contact me at (908) 423-5744. Please direct all further correspondence regarding this matter to my attention.

Very truly yours,

Jimmy Yang
Legal Director

Cc: Kenneth Steiner

*** FISMA & OMB Memorandum ***

EXHIBIT 4

TD Ameritrade

Post-it® Fax Note 7671	Date 12-20-11	# of pages ▶
To Jimmy Yang	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone *** FISMA & OMB Memorandum ***	
Fax # 908-735-1218	Fax #	

December 20, 2011

Kenneth Steiner

*** FISMA & OMB Memorandum ***

Re: TD Ameritrade account ending in *** FISMA & OMB Memorandum ***

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that you have continuously held no less than 500 shares each of:

Home Depot (HD)
International Paper (IP)
Merck & Company (MRK)
NASDAQ OMX Group (NDAQ)
Sterling Bancorp (STL)
Telephone and Data Systems (TDS)

in the TD Ameritrade Clearing, Inc., DTC # 0188, account ending in *** FISMA & OMB Memorandum *** since November 09, 2010.

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Dan Sifring
Research Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.

EXHIBIT 5

Lowenstein Sandler

ATTORNEYS AT LAW

January 20, 2012

Merck & Co., Inc.
One Merck Drive
Whitehouse Station, New Jersey 08889-0100

Ladies and Gentlemen:

We have acted as special New Jersey counsel to Merck & Co., Inc., a New Jersey corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by Kenneth Steiner (the "Proponent"), which the Proponent intends to present at the Company's 2012 annual meeting of shareholders. In connection therewith, you have requested our opinion with respect to certain matters under the New Jersey Business Corporation Act (the "BCA") as set forth below.

In connection with the opinion contained in this letter, we have reviewed (i) the Restated Certificate of Incorporation of the Company, as filed with the Department of the Treasury of the State of New Jersey on November 3, 2009, (ii) the by-laws of the Company, effective as of January 1, 2012 (the "By-laws"), and (iii) the Proposal and the supporting statement thereto.

The Proposal

The Proposal requests that the Company's board of directors "take the steps necessary unilaterally to . . . enable one or more shareholders, holding not less than one-tenth* of the voting power of the Corporation, to call a special meeting. *Or the lowest percentage of our outstanding common stock permitted by state law."[1]

Our Opinion

You have asked for our opinion as to whether, under the BCA, holders of ten percent (10%) or more of the outstanding common stock of the Company currently have the right to call a special meeting of the shareholders of the Company.

[1] The full text of the Proposal is as follows: "Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to enable one or more shareholders, holding not less than one-tenth* of the voting power of the Corporation, to call a special meeting. *Or the lowest percentage of our outstanding common stock permitted by state law."

BCA §14A:5-3 provides that:

> "Special meetings of the shareholders may be called by the president or the board, or by such other officers, directors or shareholders as may be provided in the by-laws. Notwithstanding any such provision, upon the application of the holder or holders of not less than 10% of all the shares entitled to vote at a meeting, the Superior Court, in an action in which the court may proceed in a summary manner, for good cause shown, may order a special meeting of the shareholders to be called and held at such time and place, upon such notice and for the transaction of such business as may be designated in such order. At any meeting ordered to be called pursuant to this section, the shareholders present in person or by proxy and having voting powers shall constitute a quorum for the transaction of the business designated in such order."

There is no case law interpreting the above statutory provision in a manner that affects or otherwise vitiates the right of shareholders to request a special meeting in accordance with the plain terms of BCA §14A:5-3.

In addition, while Article I, Section 2 of the Company's By-laws allows holders of record of 25% or more of the stock of the Company entitled to vote at a meeting of shareholders to request the calling of a special meeting of shareholders, holders of not less than 10% of all the shares entitled to vote at a meeting nonetheless have the right to request the calling of a special meeting pursuant to BCA §14A:5-3.

Based on the foregoing, and subject to the limitations and qualifications set forth herein, we are of the opinion that upon the application of the holder or holders of not less than 10% of all the shares entitled to vote at a meeting, the Superior Court of New Jersey, in an action in which the court may proceed in a summary manner, for good cause shown, may order a special meeting of the shareholders to be called and held at such time and place, upon such notice and for the transaction of such business as may be designated in such order.

We express no opinion herein other than as to matters covered by the BCA.

Our opinion is rendered as of the date hereof and we assume no obligation to advise you of changes in law or fact (or the effect thereof on the opinions expressed herein) that hereafter may come to our attention.

You may furnish a copy of this letter to the Securities and Exchange Commission and the Proponent in connection with the matters described herein. Subject to the foregoing, the opinion contained in this letter is rendered solely for your information in connection with the above-referenced matter and may not be delivered or quoted to any other person or relied upon for any other purpose without our prior written consent.

Very truly yours,

Lowenstein Sandler PC

LOWENSTEIN SANDLER PC

Lowenstein
Sandler
ATTORNEYS AT LAW